FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2012	2

Results January-September 2012
Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. 2
Highlights: Visible results from execution of our strategy TELEFONICA Over € 2.3 bn debt reduction in Q3 (-4% q-o-q) on the back of strong FCF generation and disposals Further leverage reduction in Q4 close to € 3.2 bn on fast execution of assets divestments and preferred share swap for treasury shares Proactive refinancing of over € 13 bn YTD enlarges liquidity cushion to € 18 bn TEF Deutschland largest IPO in Europe YTD OIBDA growth and margin expansion q-o-q Outstanding improvement in underlying EPS Significant savings from transformational initiatives to enhance business model already flowing into P&L Continued growth in key revenue levers: Latin America and mobile data Further progress in our journey, globally and locally Increased financial flexibility Consolidation of sequential improvement in OIBDA flowing into EPS Transitioning from "Telco" to "Digital Telco" model 3 Amerigo
OIBDA (97) (2,489) (97) (2,671) OI (826) (3,332) (334) (2,951) Net Income (959) (2,609) (216) (2,058) Workforce reduction plan in Spain & sale of stake in PT Reported Underlying growth: Reported figures excluding major exceptional items and spectrum acquisition. Q3 11: Workforce Reduction Plan in Spain (impact in OIBDA: € -2,671 m and in net income: € -1870 m). Revenues (0.3%) 46,519 € in millions 9M 12 Underlying OIBDA 10.7% 15,782 OIBDA Margin 3.4 p.p. 33.9% OI 19.6% 8,009 Net income 26.4% 3,455 EPS 28.9% 0.77 OpCF (OIBDA-CapEx ex-spectrum) 16.1% 10,122 46,519 15,879 34.1% 8,835 4,414 0.98 (8.8%) 10,219 (15.8%) (17.4%) (11.9%) (1.7 p.p.) (5.1%) (0.3%) CapEx (ex-spectrum)/sales +0.3 p.p. 12.2% +0.3 p.p. 12.2% 9M 12 y-o-y (1.6%) 81.6% 15.8 p.p. n.s. c.s. c.s. n.s. -0.5 p.p. 9M 12 Q3 12 y-o-y (2.0%) (7.8%) (1.6%) -0.5 p.p. 9M 12 y-o-y Q3 12 y-o-y Exceptional items 9M 12 9M 11 Q3 12 Q3 11 Reduction of value of TI investment (3.0%) TELEFONICA (0.5 p.p.) Workforce reduction plan in Spain Key financials: improved performance from OIBDA to net income in Q3 Capital loss on sale of stake in CU 0.5% (1.8%) 4
Second consecutive quarter of OIBDA growth and margin expansion q-o-q TELEFONICA 2012 Underlying OIBDA and OIBDA Margin OIBDA (€ in millions) OIBDA Margin (2.8 p.p.) (1.9 p.p.) (0.5 p.p.) y-o-y TELEFONICA Consistent improvement in y-o-y trends, in line with internal estimates 5
Outstanding improvement in underlying EPS TELEFONICA 2012 Underlying EPS (Euros/share) 6 y-o-y
Well diversified operations, growing exposure to Latin America OIBDA and OpCF are underlying. OpCF: OIBDA-CapEx ex-spectrum. Differences up to and over 100% are due to "Others & Eliminations". Rest T. Europe Rest T. Latam Rest T. Europe 9M 12 Revenue OIBDA OpCF TELEFONICA 7 Rest T. Europe
Continued revenue growth in strategic areas TELEFONICA Solid expansion at T. Latam Double digit growth in mobile data revenues 1.1% consolidated revenue (y-o-y growth in 9M 12) ex-regulation Revenue growth acceleration in Latam in organic terms ex-regulation to 8.2% in Q3 12 y-o-y (+6.7% in Q2) European revenues continue to be impacted by challenging economic conditions, intense competition and regulatory drag Q1 12 Q2 12 Q3 12 59% 53% 56% Non-sms data revenue/total mobile data revenues Fast growth of non-SMS data sales in Q3 (+22.0% y-o-y) Smartphone net adds up 14% y-o-y in 9M 12 to 10.0 m 40% y-o-y growth in MBB base to 48 m Focus on pricing consistent with data monetisation (tiered pricing, integrated tariffs) 8% 210 m (2%) 103 m 5% 314 m Accesses y-o-y Mobile data revenues (€ in millions) Smartphone penetration 8
Delivering targeted efficiency gains TELEFONICA One more quarter of strong hold on costs: Key transformational efficiency initiatives and scale benefits through T. Global resources already driving savings: lower subsidies, managing commissions, optimising advertising costs, overheads, outsourcing... Commercial costs down 0.2% y-o-y in Q3 (+2.4% y-o-y in Q2) on easier comps, handset subsidies removal in Spain and lower upgrades in T. Europe Double digit decline in interconnection costs driven by MTRs cuts Excluding Workforce Reduction Plan provision in T.Espana in Q3 11 (€ -2,671 m). 9
TELEFONICA T. Global Resources contributing to capture the value of our global scale Global Sourcing Global Devices Network and Operations Increased savings from aggregation: +4pp in last 9 months to > 40% Full end-to-end global sourcing for 12 categories (~45% of total value) Already 2 rounds of global negotiations setting the basis for a global approach Increasing to 80% of the value negotiated globally More balanced OS map and market relevance As a consequence, reduced number of references (95% value in <100 references) Network sharing deals on track (UK, Mexico) Global agreement for network management support systems Global standards defined for key categories (site build, support contracts, RAN) IT Production consolidation into hubs under-way Brazil data centre completed and Alcala data centre finished by year-end Application simplification with good results in Latam and Spain in the last 9 months 10
Revenue growth ex-regulation by region (organic y-o-y) T.Latam Latam: Diversified sources for revenue acceleration T. LATAM Solid commercial activity Revenue improvement with solid growth across regions Net Adds ('000) Q2 12 Q3 12 Revenue growth ex-regulation (organic y-o-y) 5.0% 18.1% 8.4% Q3 y-o-y 11 Fixed FBB Pay TV Regulation drags 1.8 p.p. in Q3 y- o-y % Over Total Mobile Net Additions(1) Mobile growth focused on high value customers Smartphone accesses x2 y-o-y Improved performance in fixed business Excluding the disconnection of 1,600k inactive prepay mobile accesses in Brazil in Q2 12. 28% 54% Mobile Contract
Latam: Further OIBDA and margin expansion T. LATAM 12 Outstanding OIBDA margin performance Sustained OIBDA acceleration 2012 OIBDA (€ in millions) OIBDA y-o-y improvement on the back of: Easier comparable commercial costs basis in Q3 y-o-y Ongoing efficiency measures Regulation dragging OIBDA growth by 1.4 p.p. OIBDA margin breakdown (underlying y-o-y) 2012 OIBDA Margin Underlying y-o-y Underlying y-o-y (1.3 p.p.) 0.4 p.p. (2.5 p.p.) Stable q-o-q excluding specific impacts in Q2 0.4 p.p.

T. LATAM

Brazil: Focus on quality paying-off

Expanding CSI lead and improved access performance on integration

Mobile CSI
(Gap vs competitors avg.)


7%
16%
Sep-11
Sep-12

Fixed CSI
(Gap vs competitors avg.)


(4%)
7%
Sep-11
Sep-12

- **Increased gap in mobile CSI from selling ban to competitors**
- **VIVO rebranding fuelling fixed CSI turnaround**
- **Improved access performance across segments** leveraging "VIVO Favoritos"

More selective commercial approach focus on value

Mobile accesses
(Sep-12 y-o-y)


15%
17%
x2
Total
Contract
Smartphones

Higher Value in Prepaid
(y-o-y)


Accesses
Top Ups
13%
10%
14%
21%
Q311
Q312

- **Increased total mobile market share** to 29.7%
- **Strengthening position in the most valuable segments** (36.9% contract share)
- Prepaid top ups growing at a faster pace than accesses

Transforming the fixed business

Fiber UBB accesses
('000)


104
x4
Q311
Q312

200 MEGA

- **Fiber uptake acceleration: 1.0 m homes passed** (Sep-12)
  - New 200Mb offer launched in Oct
- **Reinforcing positioning in Pay-TV**
  - New IPTV Platform launched in Oct

Investor Relations
Telefónica, S.A.
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Telefónica
Brazil: Strong acceleration in revenue and OIBDA growth T. LATAM 14 Yearly and quarterly improvement across businesses Regulation dragging 2.7 p.p. of revenue growth Consolidating best-in-class profitability Accelerating OIBDA y-o-y growth despite higher negative impact from regulation Revenue growth ex-regulation (organic y-o-y) Total MSR Fixed Better revenue performance of both fixed and mobile businesses on a sequential basis (+3.1% vs. Q2 12 ex-regulation) 2012 OIBDA (organic y-o-y) OIBDA margin expansion y-o-y to 34.5% in Q3 12 Increased efficiency in personnel expenses and G&A leveraging integration OIBDA Margin organic y-o-y (1.3 p.p.) 0.5 p.p. 0.3 p.p. Q2 12 Q3 12 Organic growth: Local currency and excludes the positive impact of the partial sale of our stake in PT in Q2 11.

T. LATAM

Latam: Widespread improvement in OIBDA performance (i)

Southern Region


OIBDA margin
Q2 12
Q3 12
33.3%
35.1%
33.0%
36.1%
34.1%
39.3%
26.3%
25.9%
40.6%
41.7%
Southern Region
Colombia
Peru
Argentina
Chile
Revenue ex-regulation (y-o-y organic)
9.2%
8.4%
2.5%
0.7%
7.4%
8.7%
17.5%
17.7%
3.5%
0.2%

Contribution to TEF 9M Revenue

COLOMBIA: (2.8%)

- **Significant OIBDA and margin improvement** driven by the integration process and efficiency measures
- **Revenue performance negatively impacted by regulation and IT projects seasonality**

PERU: (3.8%)

- **Very strong commercial momentum across all businesses**
- **Acceleration in revenue and OIBDA in Q3**

ARGENTINA: (5.9%)

- **Sustained double digit revenue growth**
- **OIBDA margin** in Q3 impacted by strong commercial momentum

CHILE: (4.1%)

- **Increased competition** on number portability across businesses affecting revenue growth. OIBDA margin remains strong

Organic growth: assumes average constant exchange rates and excludes changes in the consolidation perimeter in both years.

Investor Relations
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Telefónica

T. LATAM

Latam: Widespread improvement in OIBDA performance (ii)

Northern Region: Increased profitability across the countries


OIBDA margin
Q2 12
Q3 12
34.3%
39.1%
26.5%
28.5%
19.8%
20.5%
41.1%
48.5%
Northern Region
Mexico
CA
Venezuela
Revenue ex-regulation (y-o-y organic)
16.5%
18.1%
4.3%
1.2%
12.5%
17.2%
26.8%
30.3%

Contribution to TEF 9M Revenue

5.0% **VENEZUELA:**

- **Growth acceleration and margin expansion amid strong commercial activity**

2.5% **MEXICO:**

- **Ongoing turnaround process to accelerate growth:** ARPU acceleration drives inflection point in MSR
- **Margin expansion y-o-y (+7 p.p.)** on the back of higher commercial efficiency**. Iusacell agreement effective from Q3**

1.1% **CENTRAL AMERICA:**

- **Sustained acceleration in revenue**
- **Progress on OIBDA margin** driven by efficiency measures

Organic growth: assumes average constant exchange rates and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years.

Investor Relations
Telefónica, S.A.
16
Telefónica
Excluding disconnections in Spain in Q1 12. T. Europe: Changes in business model delivering results T. EUROPE 17 Focus on higher quality customer base Sequential improvement in profitability Upgrades (y-o-y) Commercial performance driven by refreshed propositions Low churn sustains growth in mobile Upgrades delayed to Q4 ahead of Fusion and new devices launch Higher customer satisfaction on enhanced quality Mobile Net Adds ('000) Q1 12 (1) Q2 12 Q3 12 15.7% (11.8%) 4.7% Sep-11 Sep-12 56% 2012 OIBDA (€ millions) (14.8%) (13.1%) (10.7%) 2012 OIBDA margin (3.1 p.p.) (2.4 p.p.) (0.7 p.p.) Strict cost cutting (-9.0% in Q3 y-o-y organic; -2.6% in H1) on efficiency gains across countries amid top line pressure (Q3: -9.0% y-o-y organic) Organic y-o-y change Organic y-o-y change
Spain: OIBDA stabilisation driven by new business model Savings in personnel costs on track (€ 183 m in 9M 12) CapEx savings in IT and services development due to simplification (~ € 90 m in 9M 12) Penetration of new tariffs in the residential segments. OIBDA, CapEx and OpCF y-o-y change excluding provision for redundancy program and spectrum in Q3 11. 76% of FBB customers and 57% of mobile base on new tariffs in Sep-12: Limited commercial activity in Q3 ahead of "Fusion" launch Sharp reduction in churn in Q3 12 y-o-y: 1.4% in mobile contract (-0.4 p.p.) 1.9% in FBB (-0.4 p.p.) Lower OpEx and CapEx on lower churn ARPU pressure in Q3 12 y-o-y: -16.1% in mobile -15.1% in FBB Lower acquisition costs Redundancy program: 6,500 net reduction in headcount Improved quality of service y-o-y: Highest CSI in Sep-12 (+0.2 p.p.) Customer claims down 45% in Q3 12 Simplification across areas (catalogue of products, devices, processes...) More than € 250 m savings in commercial costs in 9M 12 Sustainable 17% y-o-y CapEx reduction in 9M 12 Q3 11/Q3 10 Q3 12/Q3 11 Rev OIBDA OpCF Rev OIBDA OpCF Margin y-o-y (1.4 p.p.) (0.5 p.p.) 1.0 p.p. 47.5% 45.0% 42.8% Visible results from turn around plan after 1 year of execution 2012 OIBDA (€ millions) 1 2 3 18 T. EUROPE 4

T. EUROPE

Spain: Recovering leadership in the market

4 The best convergent offer in the market leveraging our core assets

Movistar Fusión

Monitoring the right mix of loyalty and growth to enhance revenue performance & profitability

Leading experience
- Simple & transparent 3P/4P offer
- Single bill
- Convergent call centre attention

Flexible handset solutions
- Handset financing facilities with special handset catalogue
- No handset subsidies

Add-ons for tailor-made offerings
- Additional mobile lines, multi-sims, voice minutes
- VAS


49.9€
100Mb
59.9€
79.9€
100Mb
89.9€

Fixed Voice, Internet, Mobile Voice+ Data, Fiber, TV

- Fixed telephony line (monthly fee included)
- Fixed broadband access
- 500 min. F-M weekends + 50 min. week-days
- 500 min. mobile traffic
- 1 GB mobile data

\+ 12 months contract commitment

Defending profitability of existing "totalised" customers
- Lower revenues on ARPU dilution (best value for money) partially offset with upselling potential
- Lower churn on increased customer satisfaction
- Lower commercial costs

Upselling and lower churn from existing customers
- Additional revenues from FBB customers taking mobile/ mobile customers taking FBB partially offset by ARPU dilution on existing services
- Upside from add-ons
- Lower churn
- Lower commercial costs

Capturing new customers
- New revenue streams with low acquisition costs

430 k "Fusión" customers one month after launch

Investor Relations
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Telefónica
T. EUROPE Solid trading with customers delaying upgrades to Q4 Sustained levels of benchmark contract churn Maintained commercial momentum Sustained sequential OIBDA and margin improvement Solid contract net adds ('000) OIBDA margin expansion on contained commercial expenses OIBDA positively impacted by ladder pricing ruling Commercial cost (y-o-y) Revenue performance stabilising Total Revenue Q3 12 Q1 12 25% 8% 91 251 206 36% 42% 44% Smartphone penetration OIBDA margin OIBDA (€ millions) 402 454 23.4% 25.3% 334 19.4% 1% Q2 12 Contract gross adds Contract Upgrades MSR ex-regulation (1) Excluding MTR cuts and new roaming regulation. UK: Stabilisation of revenue trends 20 (y-o-y in local currency)

T. EUROPE

Germany: Sustained outperformance, additional share gains

Continued strong commercial performance, capturing the mobile data opportunity

Consistent trading momentum ('000)


Contract net adds
Total net adds
215
294
239
189
280
171
Q1 12
Q2 12
Q3 12

Sustained low contract churn


1.6%
1.4%
1.4%
Q1 12
Q2 12
Q3 12

Monetising data

Data ARPU (€)


6.0
6.1
6.2
Q1 12
Q2 12
Q3 12

Q3 12 (y-o-y growth)


28.3%
8.6%
Non-SMS data
Data traffic

- Smartphone penetration up 6 p.p. y-o-y to 24% in Q3

Strong MSR growth, further OIBDA margin expansion

MSR outperformance


Revenues (€ millions)
MSR (€ millions)
758
1,258
789
1,295
812
1,317
Q1 12
Q2 12
Q3 12
10.5%
8.6%
5.6%
MSR (y-o-y)

- Slowing revenue growth y-o-y due to momentum built mainly in Q3 11
- Non-SMS data revenue acceleration in Q3
- Continued focus on value management with sequential improvement

OIBDA acceleration on further efficiencies

OIBDA (€ millions)


295
333
358
23.4%
25.7%
27.2%
OIBDA margin
Q1 12
Q2 12
Q3 12

- OIBDA growth accelerates sequentially (+13.9% y-o-y in Q3 vs. +12.0% y-o-y in Q2)
- Further efficiencies, increased scale and revenue growth drive OIBDA margin expansion (+2.4 p.p. y-o-y in Q3)

Investor Relations
Telefónica, S.A.
21
Telefónica
Further progress in our journey to become a Digital Telco TELEFONICA 22 As smart connectivity provider As digital service providers As an enabler/retailer of digital services New convergent offer in Spain launched in October First convergent tariffs in Colombia Mobile tiered pricing in all markets 3 2 1 Agreement with the world's leading augmented reality platform New IPTV platform in Brazil Extension of operator billing agreements to new countries 3.0 m customers in Brazil M2M services developed in a number of key industry areas Selective UBB rollout in key markets (Brazil & Spain) Ongoing LTE deployment (networks + spectrum) HTML5-based Firefox OS for mobile. First product launches planned for Q1 13 in Brazil Collaboration with 172 start-ups Launch of VC Mobile payments & advertising JV in the UK approved by EU authorities Amerigo

TELEFÓNICA

Substantial net debt reduction since June driven by FCF generation and disposals


Net Financial Debt evolution
€ in millions
Net Financial Debt/OIBDA 2.65x
58,310
Net Fin. Debt Jun-12
(2,541)
FCF Post Minorities
331
Dividend & Share repurchase
Mainly China Unicom disposal
(993)
Net Financial Investments
899
FX, Commitments Cancellation & Other
Net Financial Debt/OIBDA 2.56x
56,006
Net Fin. Debt Sep-12
Close to €6 bn YTD disposals / restructuring
(3,183)
Post closing events(1)
Net Financial Debt/OIBDA(2) 2.44x
52,823
Net Fin. Debt Sep-12 Post closing events


3,342
OpCF
(469)
Net Interest
(483)
Tax
151
Working capital, Minorities & others
2,541
FCF Post Minorities

Net financial debt/12 months rolling OIBDA. Excludes the provision for Workforce Reduction in Spain in Q3 11.
(1) Post closing events include € 934 m (Atento, Hispasat, Rumbo), € 1,449 m Telefónica Deutschland IPO and up to €800 m Preferred shares swapped for treasury shares.
(2) Net Financial Debt and OIBDA adjusted by post closing events.

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Telefónica

TELEFÓNICA

Over € 13 bn long term diversified financing raised year-to-date

Strong financing activity YTD ...


€ in billions
8.1
1.1
2.1
2.2
13.4
H1 12 Financing activity
Chinese ECA &TCR Loans
BRL, Chile & Colombia USD Issuances & Other LatAm
€ Issuance Sep-12/ Oct-12
YTD Financing activity

- Above € 5 bn financing since Jun-12
- Topping € 11.5 bn full year financing in 2011
- +500 credit investors in Europe, +400 credit investors in LatAm

... and well diversified

Geographic split by banking financing


Spain 15%
Asia 26%
LatAm 17%
North America 12%
Rest Europe 30%

77% undrawn credit lines with non-domestic financial entities

Ample diversification by funding instruments


Syndicated Loans 32%
Bonds at LatAm 13%
Other Loans 10%
Public entities financing for equipment 9%
Bonds at Holding 36%

All markets open

Very strong demand and...

- Bonds at Holding

€, 750 m Sep-12	9.3x	ms+485	5yr
€, 250 m Sep-12	3.3x	ms+390	5yr
€, 1.200 m Oct-12	6.7x	ms+330	7yr

- Bonds at LatAm

Col USD 750m Sep-12	10.7x	UST+361	10yr
Chi USD 500m Oct-12	10.6x	UST+225	10yr

...costs dropping

Investor Relations
Telefónica, S.A.
24
Telefónica

€ in billions Undrawn credit lines & syndicated RCF (Sep-12) Cash position excluding Venezuela(1) Sep-12 € 18 bn total liquidity Circa € 4 bn liquidity increase in Q3 (+28%) Maturities covered beyond 2014 Net debt maturities Sep-12 & Liquidity position Dramatically improved liquidity and interest cost contained TELEFONICA Cash & cash equivalents + Current Financial Assets excluding Venezuela Cash position excluding Venezuela(1) Jun-12 Undrawn credit lines & syndicated RCF (Jun-12) Net debt maturities 2013 Net debt maturities 2014 Effective interest cost and average debt maturity within guidance 87% LT 82% LT +53% +14% 25 Average debt maturity above 6 years Guidance: 5%-6%
Closing remarks TELEFONICA Delivering visible results from continued execution of our strategy Consolidation of sequential improvement in underlying EPS leveraging growth in OIBDA q-o-q. Full year outlook and dividend reiterated Increased financial flexibility Further progress in our journey to become a Digital Telco We are accelerating our business transformation 26
Organic growth: In financial terms, it assumes constant average exchange rates as of January-September 2011, and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and OI terms, the first nine months of 2011 exclude the positive impact of the partial sale of our stake in Portugal Telecom (+183 million euros), and the provisions for the redundancy program in Spain (-2,671 million euros). In OIBDA and OI terms, the first nine months of 2012 exclude the capital loss of China Unicom (-97 million euros). Telefonica's CapEx excludes spectrum investment and, in 2011, real estate commitments in relation to the new Telefonica headquarters in Barcelona. Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. The first nine months of 2012 also exclude the reduction in the value of the Telecom Italia investment and operating synergies achieved (-542 million euros; -379 million euros net of taxes), and also PPAs (-799 million euros; -513 million euros net of taxes and minority interests), the capital loss of China Unicom (-97 million euros; -45 million euros net of taxes) and the difference in market value of the BBVA stake (-30 million euros; -21 net of taxes). Figures for the first nine months of 2011 exclude the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-505 million euros; -353 million euros net of tax), the positive impact arising from a partial reduction of Telefonica's economic exposure to Portugal Telecom (+183 million euros) and also PPAs (-928 million euros; -569 million euros net of taxes and minority interests).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 7th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer